Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

Interim report for the period May - July 2016

Additional market approval for Paclical

FIRST QUARTER May 1 – July 31, 2016

•	Consolidated net sales amounted to TSEK 36 compared to TSEK 219 in the first quarter previous year
•	Operating loss was TSEK 32,343 compared to a loss of TSEK 37,819 in the first quarter previous year
•	Net loss after tax amounted to TSEK 36,921 compared to a loss of TSEK 39,819 in the first quarter previous year
•	Loss per share was SEK 0.34 compared to a loss of SEK 0.41 in the first quarter previous year
•	Comprehensive loss was TSEK 36,912 compared to a loss of TSEK 39,804 in the first quarter previous year
•	Oasmia completes a private placement of new convertible instruments in a total amount of TSEK 42,000 events after THE closing day

•	Oasmia has received market approval for French West Africa, administrated through the Ivory Coast

•	Fredrik Gynnerstedt appointed as new CFO

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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CEO COMMENTS:

Dear Shareholders,

The first quarter (May 1 – July 31) of the fiscal year 2016/2017 has been important to our efforts in continuing to form the foundation for success and increased revenues for the Company and our products.

Oasmia completed a private placement of convertibles amounting to SEK 42 million which provided us with new capital and also creates relationships with new, long-term investors who share a mutual vision for the Company. This capital infusion is expected to finance the continued operations and further advancement of existing and under-development products based on our XR17 technology.

Oasmia is committed to identifying long-term partners whose experience and market comprehension are an ideal fit for the marketing and distribution of Apealea/Paclical and XR17. We are hosting introductory and in-depth conversations with multiple potential partners, but recognize the importance of choosing the right collaborator, a process which is performed meticulously and therefore may take some time.

Pharmasyntez, our Russian distribution partner, is working hard to market Paclical in Russia. The feedback has been positive, and our brand becomes more recognized in the medical community. However, Russian procurement process for pharmaceuticals is an arduous one that continues to take time and more work is needed before sales can be achieved.

Oasmia was also the subject of an important Wall Street Journal story about improving chemotherapy treatments. The story, “Making Chemo More Tolerable”, highlights the Company’s efforts to develop water-soluble versions of established cytostatic including docetaxel, and compares the Company’s approach to that of Celgene and their lead product, Abraxane.

We are pleased with the steps taken this quarter and confident in our positioning for future growth. We remain focused on developing products for first class treatments for patients and the medical community. As always, we thank you for your support and feedback, and look forward to the future together.

Kind Regards,

Mikael Asp, Chief Executive Officer

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ Capital Markets and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

The benefits of Paclical/Apealea compared to current products on the market continue to be confirmed by additional approvals by pharmaceutical authorities. In August the product was approved for French West Africa, administrated through the Ivory Coast.

The registration process in Europe is continuing according to plan and the preparations for submission to the FDA (Food and Drug Administration) in the USA is being planned since Paclical/Apealea met all endpoints of the study as required by the European and American pharmaceutical authorities.

Since the market authorization of Paclical by the Russian Ministry of Health in April 2015, Paclical has been launched in Russia. It is marketed by Oasmia’s Russian distributor Pharmasyntez, both in Russia and the Commonwealth of Independent States (CIS) countries. The first shipment for commercial sales was made in December 2015. The price of Paclical in Russia was approved by the authorities in the beginning of 2016 and Paclical is thereby the only water soluble paclitaxel formulation which can be given in a higher dose and reimbursed by the medical insurance system. Russia is divided into more than 50 hospital regions. The purchases of pharmaceuticals in the Russian hospital regions are carried out annually or on half-year basis depending on the region. The process of positioning Paclical against the first product generation Taxol has intensified and the Company estimates that the penetration of the product will have an impact on the ongoing procurement processes. Discussions with potential distribution partners outside of Russia for Paclical/Apealea and XR17 are on-going.

Within Animal Health, Oasmia is working on a perennial plan in which we train veterinarians outside specialist oncology clinics to use approved cystostatic Paccal Vet. The purpose of this educational effort is to increase the adoption and be able to reach more customers and thereby the number of treated dogs from the current level, as Paccal Vet primarily is a specialist product. Paccal Vet is approved in the USA by the FDA.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented technology XR17. Paclical has received orphan drug designation (see below) in the EU and the USA for the indication ovarian cancer.

Oasmia has performed a Phase III study with Paclical for treatment of ovarian cancer, an indication with just under 250,000 new annual cases globally, which makes it the seventh largest indication in women, with regard to the number of cases and the fifth largest regarding mortality. The final study report, which was completed during the third quarter, was included in the submission of a Marketing Authorization Application at the EMA (European Medicines Agency) in February 2016. In March 2016, the Company could present preliminary Overall Survival data (OS-data) from the study. The survival data will be added to the EU-application and will form the basis for an application for market approval to the US FDA.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for treatment of cancer. The company has submitted an application for marketing approval of Doxophos as a hybrid pharmaceutical (improved cytostatic) in Russia.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. Docecal is now entering the clinical phase and the Company is planning for a clinical phase I study and a safety and tolerance study has been initiated.

Regarding the planned clinical Phase I study with Docecal, an application to start the study has been submitted in three countries, and has been approved in two. Enrollment of patients will start when the study has been approved by regulatory authorities and ethics committees.

OAS-19

OAS-19 is the first cancer product to apply a dual cytostatic agent in one infusion. It is the unique properties in XR17 that make this combination possible. This concept provides Oasmia with another dimension for pharmaceutical development of multiple active substances in one micelle, where substances with different water solubility can also be combined. Pre-clinical studies performed in 2013 with OAS-19 have shown promising results.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in treatment of mast cell tumors, mammary carcinoma and squamous cell carcinoma.

In February 2014, Oasmia was granted conditional approval in the USA of Paccal Vet-CA1 for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has revised the treatment strategy for Paccal Vet and intend to change the product from a treatment intended for use by specialized veterinary oncologists to a more easily managed product which can be used by a large number of veterinary clinics. One part of this is to introduce a lower dose with less severe side-effects which would appeal to a broader market.

Oasmia is conducting a complimentary study on Paccal Vet for the treatment of mast cell tumors. The purpose of the study is to measure time to progression for dogs that have been treated four times with three-week intervals. All 50 dogs included in the study have been treated. The results from the study are currently being analyzed and the Company will, depending on the results, decide on a revised treatment strategy with a lower dose. If the result is in line with the expectations, the Company will submit an application for market approval to the EMA. Oasmia will also consider submitting an application of market approval to the FDA.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a Phase II study was initiated whose primary goal is to assess response rate in the treated dogs. The study will continue throughout 2016. The Phase II study will form the basis for an application for conditional approval in the USA for the treatment of lymphoma in dogs. All dogs enrolled in the study have been treated and the dogs are now participating in a follow-up study in which the dogs will be monitored until progression.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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THE COMPANY

Convertible loan

In June 2016, Oasmia issued 42 convertibles at a nominal price of SEK 1,000,000 per convertible bond, which provided the company with TSEK 37,395 after deducting issue costs. The convertible loan matures June 9, 2017, unless conversion takes place before then. The loan bears 8.5 percent interest rate and can be converted at a price of SEK 12.00 per share. Full conversion would result in the issuance of 3,500,000 ordinary shares.

Share price development during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Paclical has received market approval for French West Africa

In August, Paclical was approved for French West Africa, administrated through the Ivory Coast.

Oasmia appoints a new CFO

Oasmia has employed Fredrik Gynnerstedt as its new CFO. Fredrik’s last employment was as Director of Collaboration at Karnov Group. He has 15 years’ experience in international business administration and activities. Previously, Fredrik has worked as CFO for Bringwell AB (publ) and as auditor and consultant at Ernst & Young. Fredrik has a Masters degree in Business Administration from Stockholm University. The employment begins on December 1, 2016.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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FINANCIAL INFORMATION1

Consolidated Income statement in brief

	2016	2015	2015/16
TSEK	May-Jul	May-Jul	May-Apr
Net sales	36	219	6,373
Change in inventories of products in progress and finished goods	378	-	9,509
Capitalized development cost	1,680	5,539	16,727
Other operating income	209	1	2
Operating expenses	(34,647)	(43,578)	(165,301)
Operating income (loss)	(32,343)	(37,819)	(132,691)
Net income (loss) after tax	(36,921)	(39,819)	(141,539)
Earnings (loss) per share, before and after dilution, in SEK	(0.34)	(0.41)	(1.39)
Comprehensive income (loss) for the period	(36,912)	(39,804)	(141,557)

FIRST QUARTER

May 1 – July 31, 2016

Net sales

Net sales amounted to TSEK 36 compared to TSEK 219 for the corresponding quarter previous year and consisted of sales of supplies. In the corresponding period previous year, net sales mainly consisted of revenues from completed research assignments.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK 378, compared to TSEK 0 in the same period previous year, refers to the manufacturing of products which are planned to be sold on the Russian market during the coming months.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 1,680. Of the capitalization, Paclical comprised TSEK 1,550 and Paccal Vet comprised TSEK 130. In the same period previous fiscal year, capitalized development cost amounted to TSEK 5,539 of which Paclical comprised TSEK 3,265 and Paccal Vet TSEK 2,275. The decrease in capitalized development costs in the period is mainly due to the completion of the study on Paclical for treatment of ovarian cancer, which was the main part of the capitalization in the same period last year. Additionally, the Paccal Vet study for treatment of mammary carcinoma in dogs has had low activity in the period compared to the same period previous year. See also “Operating expenses” below.

Other operating income

Other operating income amounted to TSEK 209 and in the same period previous financial year, other operating income amounted to TSEK 1. These are constituted by foreign exchange gains.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 34,647 which is lower compared to the same period previous fiscal year, when they amounted to TSEK 43,578. Expenses for clinical trials in the period have decreased compared to the corresponding period previous year. The study on Paclical for treatment of ovarian cancer, which stood for the majority of the expenses in the first quarter in the previous year, is now completed. Additionally, the Paccal Vet study for treatment of mammary carcinoma in dogs has had low activity in the period compared to the same period previous year. Furthermore, expenses for method development in production have decreased in the period, compared to the corresponding period previous year.

The number of employees at the end of the period was 77, compared to 80 employees at the end of the same period previous year.

1 Figures within parentheses in tables represent negative amounts

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Net loss for the period

Net loss after tax for the period was TSEK 36,921 compared to a net loss of TSEK 39,819 for the corresponding period previous fiscal year. Operating loss amounted to TESK 32,343 compared to TSEK 37,819 in the same period last fiscal year. The improvement in net income was mainly attributable to decreased operating expenses. The net of financial income and expenses (4,579), decreased compared to the corresponding period previous year (2,000), which is attributable to increased interest bearing liabilities this year, see “Financial position” below.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

Inventories

Inventories amounted to TSEK 16,918 at the end of the period, compared to TSEK 6,326 the same period previous financial year. This increase is due to that Oasmia in the end of the previous fiscal year manufactured the products intended for sale on the Russian market in the coming months. This production has entailed that inventories of raw materials, finished and semi-finished products has increased. See also note 4.

Cash flow and Capital expenditures

Cash outflow from operating activities amounted to TSEK 38,586 compared to the outflow of TSEK 24,338 for the same period previous financial year. Although the operating loss improved compared to the corresponding period previous year, it was counteracted by a negative development of the working capital. This is mainly attributed to an increase in trade payables in the first quarter previous year, while in the first quarter this year there was a net outflow in trade payables payments.

Cash outflow from investing activities amounted to TSEK 1,972 for the period, compared to a cash inflow of TSEK 22,415 for the same period previous fiscal year. This cash flow was positive in the corresponding period previous year, as short term investments were sold which provided TSEK 29,500 in liquid assets. This year, no such sales have been made.

Of the investments in the period, investments in intangible assets amounted to TSEK 1,680 and consisted of capitalized development costs TSEK 1,680 and of patents TSEK 0. During the same period in the previous fiscal year, investments in intangible assets amounted to TSEK 5,811 and consisted of capitalized development costs TSEK 5,539 and patents TSEK 271. Investments in property, plant and equipment amounted to TSEK 292 for the period. In the same period previous financial year, net investments in property, plant and equipment amounted to TSEK 1,274.

Cash inflow from financing activities amounted to TSEK 37,327 compared to TSEK 0 for the corresponding period in the previous fiscal year and consisted of a payment from a new issue of convertible debt instruments amounting to TSEK 42,000 with deductions for issue expenses amounting to TSEK 4,605. In addition, TSEK 68 has been paid, which were related to the issue of convertibles in April 2016. See more in the section “Financing” below.

Financing

Oasmia carries a TSEK 94,395 loan från Nexttobe AB which matures on December 30, 2016. In the corresponding period previous year, the loan amounted to TSEK 87,000. The loan carries an interest of 8.5 % with an option for Nexttobe to renegotiate the interest rate. The interest will be paid when the loan matures.

In June 2016, the Company’s bank loan of TSEK 20,000, which was set to mature on June 30, 2016 was extended to September 30, 2016 with other conditions remaining unchanged.

At the end of the previous fiscal year, in April 2016, 28 convertible debt instruments were issued at price of SEK 1,000,000 per convertible. These convertible debt instruments are due on April 14, 2017 if conversion is not executed before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 11.70 per share. Full conversion would entail that 2,393,162 new shares were issued.

Another convertible loan was issued in the period, comprising 42 convertible debt instruments at a price of SEK 1,000,000 per convertible. After deductions for issue expenses, it provided the company with TSEK 37,395. This convertible loan is due on June 9, 2017, if conversion is not executed before then, and carries an interest of 8.5%. These convertibles can be converted to a price of SEK 12.00 per share. Complete conversion would entail that 3,500,000 new shares were issued.

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Relative to a bond loan, convertible debt instruments contains, in addition to the right to carry interest, also the opportunity to, instead of repaying the loan, receive a certain number of shares. This additional benefit means that the interest carried by convertible debt instrument is lower compared to the market interest for a corresponding bond loan. The fair value of the benefit Oasmia received due to this lower interest rate is recorded, after deductions for issue expenses, directly against equity. The debt component of the convertibles, that is, excluding the above mentioned equity component, is accounted for with deductions for issue expenses to its fair value as a liability in the balance sheet at the first time of recording. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Number of outstanding warrants

As of July 31, 2016, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share	140,352	140,352
Convertibles	70	5,893,162
Total maximum number of shares		9,875,764

These instruments do not, of July 31, 2016, add to any dilution effect, but may do so in the future.

Financial position

The consolidated cash and cash equivalents amounted to TSEK 22,987 as of July 31, 2016 compared to TSEK 24,929 as of July 31, 2015. As of July 31, 2016, the Company has TSEK 20,029 invested in short-term interest funds, whereof TSEK 20,000 is restricted as security for a bank loan. As of April 30, 2015, the Company had TSEK 20,627 invested in short term interest funds whereof TSEK 20,000 was restricted as security for the bank loan. The interest-bearing liabilities were TSEK 176,829 as of July 31, 2016, and consist of a loan from Nexttobe, a bank loan and convertible debt instruments. The corresponding amount for the corresponding period previous fiscal year was TSEK 107,000 and consisted of a loan from Nexttobe and a bank loan.

As of July 31, 2016, unutilized credit facilities with a bank amounted to TSEK 5,000, which is the same amount as of July 31, 2015 and with the principal owner Alceco International S.A, TSEK 40,000, compared to TSEK 40,000 as of July 31, 2015.

As of July 31, 2016, equity amounted to TSEK 289,584 compared to TSEK 335,906 as of July 31, 2015. The Equity/Assets ratio as of July 31, 2016 was 56%, compared to 69% as of July 31, 2015. The Net debt/Equity ratio as of July 31, 2016 was 46%, compared to 18% in July 31, 2015.

Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products are registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of July 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Key ratios and other information

	2016	2015	2015/16
	May-Jul	May-Jul	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	107,209	97,858	107,209
Weighted average number of shares, before and after dilution, in thousands	107,209	97,858	101,753
Earnings (loss) per share, before and after dilution, in SEK	(0.34)	(0.41)	(1.39)
Equity per share, SEK	2.70	3.43	3.04
Equity/Assets ratio, %	56	69	63
Net debt, TSEK	133,813	61,444	93,730
Net debt/Equity ratio, %	46	18	29
Return on total assets, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Number of employees at the end of the period	77	80	75

Definitions

Earnings per share: Income for the fiscal year attributable to parent company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions, convertible loan) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

Above disclosed key ratios are judged to be significant for the kind of business Oasmia is in and contribute to an increased understanding of the financial report.

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Financial Statements (Unaudited)

Consolidated income statement

		2016	2015	2015/16
TSEK	Note	May-July	May-July	May-Apr
Net sales		36	219	6,373
Change in inventories of products in progress and finished goods		378	-	9,509
Capitalized development cost		1,680	5,539	16,727
Other operating income		209	1	2
Raw materials, consumables and goods for resale		(266)	(1,444)	(4,733)
Other external expenses		(17,925)	(26,246)	(98,104)
Employee benefit expenses		(15,315)	(14,594)	(57,661)
Depreciation, amortization and impairment		(1,141)	(1,295)	(4,804)
Other operating expenses		-	-	-
Operating income (loss)		(32,343)	(37,819)	(132,691)

Financial income		26	8	786
Financial expenses		(4,604)	(2,008)	(9,634)
Financial income and expenses – net		(4,579)	(2,000)	(8,848)

Income (loss) before taxes		(36,921)	(39,819)	(141,539)

Income taxes	2	-	-	-
Income (loss) for the period		(36,921)	(39,819)	(141,539)

Income (loss) for the period attributable to:
Parent company shareholders		(36,921)	(39,819)	(141,539)

Earnings (loss) per share before and after dilution, SEK		(0.34)	(0.41)	(1.39)

Consolidated statement of comprehensive income

		2016	2015	2015/16
TSEK	Note	May-July	May-July	May-Apr
Income (loss) for the period		(36,921)	(39,819)	(141,539)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		9	15	(19)
Total other comprehensive income (loss)		9	15	(19)
Comprehensive income (loss) for the period		(36,912)	(39,804)	(141,557)

Comprehensive income (loss) for the period attributable to:
Parent company shareholders		(36,912)	(39,804)	(141,557)

Comprehensive earnings (loss) per share before and after dilution, SEK		(0.34)	(0.41)	(1.39)

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Consolidated statement of financial position

TSEK	Note	July 31, 2016	July 31, 2015	April 30, 2016
ASSETS
Non-current assets
Property, plant and equipment		20,619	23,112	21,172
Capitalized development cost	3	411,580	398,713	409,900
Other intangible assets		11,641	11,843	11,936
Financial non-current assets		2	2	2
Total non-current assets		443,841	433,670	443,010

Current assets
Inventories	4	16,918	6,326	16,638
Accounts receivable		5,078	200	4,903
Other current receivables		2,794	2,579	1,929
Prepaid expenses and accrued income		5,226	1,783	2,885
Short-term investments	5	20,029	20,627	20,006
Cash and cash equivalents		22,987	24,929	26,208
Total current assets		73,031	56,444	72,570

TOTAL ASSETS		516,872	490,114	515,579

EQUITY
Capital and reserves attributable to parent company shareholders
Share capital		10,721	9,786	10,721
Other capital provided		942,403	850,996	941,961
Reserves		(9)	15	(19)
Retained earnings including income (loss) for the period		(663,531)	(524,890)	(626,610)
Total equity		289,584	335,906	326,053

LIABILITIES
Current liabilities
Liabilities to credit institutions		20,000	20,000	20,000
Convertible debt instruments		62,434	-	25,549
Other short-term borrowings	6	94,395	87,000	94,395
Accounts payable		22,855	23,032	27,236
Other current liabilities		2,571	1,890	2,068
Accrued expenses and deferred income		25,034	22,286	20,278
Total current liabilities		227,288	154,208	189,527

Total liabilities		227,288	154,208	189,527

TOTAL EQUITY AND LIABILITIES		516,872	490,114	515,579

Any contingent liabilities and pledged assets are reported in note 7

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Consolidated statement of changes in equity

	Attributable to parent company shareholders
TSEK	Share capital	Other capital provided	Reserves	Retained earnings including income (loss) for the period	Total equity
Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	(39,819)	(39,819)
Other comprehensive income (loss)	-	-	15	-	15
Comprehensive income (loss) for the period	0	0	15	(39,819)	(39,804)
Closing balance as of July 31, 2015	9,786	850,996	15	(524,890)	335,906

Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	(141,539)	(141,539)
Other comprehensive income (loss)	-	-	(19)	-	(19)
Comprehensive income (loss) for the period	0	0	(19)	(141,539)	(141,557)
Warrants	-	27	-	-	27
Equity component in issue of convertible debt instruments	-	382	-	-	382
New share issues	935	105,261	-	-	106,196
Issue expenses	-	(14,706)	-	-	(14,706)
Closing balance as of April 30, 2016	10,721	941,961	(19)	(626,610)	326,053

Opening balance as of May 1, 2016	10,721	941,961	(19)	(626,610)	326,053
Income (loss) for the period	-	-	-	(36,921)	(36,921)
Other comprehensive income (loss)	-	-	9	-	9
Comprehensive income (loss) for the period	0	0	9	(36,921)	(36,912)
Equity component in issue of convertible debt instruments	-	442	-	-	442
Closing balance as of July 31, 2016	10,721	942,403	(9)	(663,531)	289,584

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Consolidated cash flow statement

		2016	2015	2015/16
TSEK	Note	May-Jul	May-Jul	May-Apr
Operating activities
Operating income (loss) before financial items		(32,343)	(37,819)	(132,691)
Adjustments for non-cash items		1,141	1,295	4,804
Interest received		3	8	786
Interest paid		(138)	(98)	(1,664)
Cash flow from operating activities before changes in working capital		(31,337)	(36,615)	(128,766)

Change in working capital
Change in inventories		(280)	(985)	(11,297)
Change in accounts receivable		(175)	(95)	(4,798)
Change in other current receivables		(3,205)	(108)	(561)
Change in accounts payable		(4,381)	9,014	13,218
Change in other current liabilities		792	4,451	4,077
Cash flow from operating activities		(38,586)	(24,338)	(128,126)

Investing activities
Investments in intangible assets		(1,680)	(5,811)	(17,960)
Investments in property, plant and equipment		(292)	(1,274)	(1,974)
Disposal of short-term investments	5	-	29,500	30,000
Cash flow from investing activities		(1,972)	22,415	10,066

Financing activities
Borrowings	6	-	-	35
Repayments of loans		-	-	(35)
Convertible debt instruments		42,000	-	28,000
Warrants		-	-	27
New share issues		-	-	106,196
Issue expenses		(4,673)	-	(16,774)
Cash flow from financing activities		37,327	0	117,449

Cash flow for the period		(3,231)	(1,923)	(610)
Exchange rate differences in cash & cash equivalents		10	15	(19)
Cash and cash equivalents at beginning of the period		26,208	26,837	26,837
Cash and cash equivalents at end of the period		22,987	24,929	26,208

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Notes to Unaudited Financial Statements

Note 1 Accounting policies, etc

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods are unchanged compared to those described in the Annual Report for the fiscal year May 1, 2015 – April 30, 2016.

New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2016, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values with the exception of the loan from Nexttobe (see note 6). The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

The group had accumulated losses carried forward, related to previous fiscal years and the period, amounting to TSEK 760,142. As of April 30, 2015 they amounted to TSEK 561,059. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the Balance Sheet.

Note 3 Capitalized development cost

Oasmia capitalizes development costs consisting of the Company’s investments in clinical Phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	July 31, 2016	July 31, 2015	April 30, 2016
Paclical	301,637	293,373	300,088
Paccal Vet	109,943	105,340	109,812
Total	411,580	398,713	409,900

Note 4 Inventory

TSEK	July 31, 2016	July 31, 2015	April 30, 2016
Valued at acquisition cost

Raw material and consumables	7,031	6,326	7,129
Products in progress	4,515	-	4,137
Finished products	5,372	-	5,372
Total	16,918	6,326	16,638

Goods were carried as expense respectively was written down as follows:

	2016	2015	2015/16
TSEK	May-July	May-July	May-Apr
Goods expensed	-	-	2,383
Goods written down	-	-	229

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been valued to fair value and disclosed as Short-term investments in the Balance Sheet.

Note 6 Transactions with related parties

On July 31, 2016 Oasmia had a credit facility of TSEK 40,000, which is the same amount as of July 31, 2015, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credits is 5%. As of July 31, 2016, it was completely unutilized, as was the case as of July 31, 2015.

Oasmia carries a loan from Nexttobe AB amounting to TSEK 94,395 which matures on December 30, 2016 and carries an interest rate of 8.5% with an option for Nexttobe AB to renegotiate the interest. The interest will be paid when the loan is due, and as of July 31, 2016, the accrued interest amounted to TSEK 4,669. As of April 30, 2015, the loan amount was TSEK 87,000 and the accrued interest was TSEK 4,295. Nexttobe AB is Oasmia’s second largest shareholder and holds 18.28% of the shares and votes as of July 31, 2016. The loan is accounted for at accrued acquisition cost and its fair value is based on an estimated market interest of 10% and amounts to TSEK 93,829.

No significant further transactions with related parties have been made in the period apart from remuneration to Members of the Board and employees.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Note 7 Contingent liabilities and Pledged assets

The parent company has TSEK 20,000 placed in a restricted interest fund account as a pledge for a TSEK 20,000 bank loan. The parent company has made a floating charge of TSEK 8,000 to a bank as security for a TSEK 5,000 bank overdraft and limit for a TSEK 3,000 exchange derivative.

Note 8 Risk factors

The group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed simultaneously as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2015 – April 30, 2016.

Note 9 Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of July 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation does not exist.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the group activities, position and result and describes essential risks and uncertainty factors that the parent company and the companies that are part of the group face.

Uppsala, September 1, 2016

Julian Aleksov, Chairman	Bo Cederstrand, Member	Prof. Dr. Horst Domdey, Member

Hans Sundin, Member	Alexander Kotsinas, Member	Hans Liljeblad, Member

Lars Bergkvist, Member	Mikael Asp, CEO

The information in this interim report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on September 2, 2016 at 8.15 am.

This report has not been reviewed by the company auditors.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. Reg. No: 556332-6676

Domicile: Stockholm

Address and telephone number to the Main Office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18 50 54 40

www.oasmia.com, E-mail: info@oasmia.com

Questions concerning the report are answered by:

Mikael Asp, CEO, Phone: +46 18 50 54 40 E-mail: mikael.asp@oasmia.com

UPCOMING REPORT DATES
Interim report May – October 2016	December 2, 2016
Interim report May 2016 – January 2017	March 3, 2017
Year-end report May 2016 – April 2017	June 8, 2017
Interim report May – July 2017	September 1, 2017
Interim report May – October 2017	December 1, 2017

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2016

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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Figures in Swedish krona have been translated into U.S. dollars at the closing rate as per July 29, 2016 which was 8.5503 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2016	2015	2015/16
$ thousand if nothing else is stated	May-Jul	May-Jul	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	107,209	97,858	107,209
Weighted average number of shares, before and after dilution, in thousands	107,209	97,858	101,753
Earnings (loss) per share, before and after dilution, in $	(0.04)	(0.05)	(0.16)
Equity per share, $	0.32	0.40	0.36
Equity/Assets ratio, %	56	69	63
Net debt, $ thousand	15,650	7,186	10,962
Net debt/Equity ratio, %	46	18	29
Number of employees at the end of the period	77	80	75

Consolidated income statement in brief
Net sales	4	26	745
Capitalized development cost	196	648	1,956
Operating income (loss)	(3,783)	(4,423)	(15,519)
Financial income and expenses - net	(535)	(234)	(1,035)
Income (loss) before taxes	(4,318)	(4,657)	(16,554)
Income (loss) for the period	(4,318)	(4,657)	(16,554)
Comprehensive income (loss) for the period	(4,317)	(4,655)	(16,556)

Consolidated statement of financial position in brief
Total non-current assets	51,909	50,720	51,812
Total current assets	8,541	6,601	8,487
Total assets	60,451	57,321	60,300
Total equity	33,868	39,286	38,134
Total non-current liabilities	0	0	0
Total current liabilities	26,582	18,035	22,166
Total liabilities	26,582	18,035	22,166
Total equity and liabilities	60,451	57,321	60,300

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(3,783)	(4,423)	(15,519)
Cash flow from operating activities before changes in working capital	(3,665)	(4,282)	(15,060)
Cash flow from operating activities	(4,513)	(2,846)	(14,985)
Cash flow from investing activities	(231)	2,622	1,177
Cash flow from financing activities	4,366	0	13,736
Cash flow for the period	(378)	(225)	(71)
Cash and cash equivalents at end of the period	2,688	2,916	3,065